SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 23 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 22, 2010

BP INITIATES RESPONSE TO GULF OF MEXICO OIL SPILL

BP today activated an extensive oil spill response in the US Gulf of Mexico following the fire and subsequent sinking of the Transocean Deepwater Horizon drilling rig 130 miles south-east of New Orleans.

BP is assisting Transocean in an assessment of the well and subsea blow out preventer with remotely operated vehicles.

BP has also initiated a plan for the drilling of a relief well, if required.  A nearby drilling rig will be used to drill the well.  The rig is available to begin activity immediately.

BP has mobilized a flotilla of vessels and resources that includes:

-        significant mechanical recovery capacity;
-        32 spill response vessels including a large storage barge;
-        skimming capacity of more than 171,000 barrels per day, with more available if needed;
-        offshore storage capacity of 122,000 barrels and additional 175,000 barrels available and on standby;
-        supplies of  more than 100,000 gallons of dispersants and four aircraft ready to spray dispersant to the spill, and the pre-approval of the US Coast Guard to use them;
-        500,000 feet of boom increasing to 1,000,000 feet of boom by day's end;
-        pre-planned forecasting of 48-hour spill trajectory which indicates spilled oil will remain well offshore during that period;
-        pre-planned staging of resources for protection of environmentally sensitive areas.

"We are determined to do everything in our power to contain this oil spill and resolve the situation as rapidly, safely  and effectively as possible," said Group Chief Executive Tony Hayward. "We have assembled and are now deploying world-class facilities, resources and expertise, and can call on more if needed.  There should be no doubt of our resolve to limit the escape of oil and protect the marine and coastal environments from its effects."

As part of its planning and approval requirement prior to offshore activity, the area was evaluated for use of dispersants and the plans approved by the US Coast Guard which has now given the go-ahead for their use.

Press enquiries
:

BP America Press Office +1 281 366 0265
BP Press Office London +44 20 7496 4076

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary